SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 3, 2013

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__	Form 40-F

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No __X__

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2012 ON FORM 6-K

Page

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2012 and
Audited Consolidated Balance Sheet as of March 31, 2012	3

Unaudited Consolidated Statements of Income and
Comprehensive Income for the Six-Month Periods
Ended September 30, 2012, and September 30, 2011	4

Management’s Discussion and Analysis of Financial Condition
and Results of Operations	5

Liquidity and Capital Resources	7

Stock Repurchase Program	7

Signature	8

Exhibits	9

99.1 Press Release disclosing Results of Operations dated January 2, 2013.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2012	2012
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	2,004	3,014
Trade receivables, net	2,494	2,081
Inventories	4,350	4,105
Income tax recoverable	2,043	1,903
Other receivables, deposits and prepayments	1,081	1,104

Total current assets	11,972	12,207

Brand name and other intangible assets, net	4,670	3,990
Property, plant and equipment, net	7,666	6,971

Total assets	24,308	23,168

Liabilities and stockholders’ equity

Current liabilities
Notes payable	2,883	1,870
Accounts payable	5,572	5,032
Accrued charges and deposits	1,926	2,347
Income tax liabilities	26	44

Total current liabilities	10,407	9,293

Income tax liabilities	2,597	2,595
Deferred income tax liabilities	—	2

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sept 30, 2012 and Mar 31, 2012 - 5,577,639, outstanding shares: Sept 30, 2012 and Mar 31, 2012 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sept 30, 2012 and Mar 31, 2012 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(11,708)	(11,834)
Accumulated other comprehensive income	2,692	2,792

	11,304	11,278

Total liabilities and stockholders’ equity	24,308	23,168

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2012	Six months ended September 30, 2011
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	16,276	13,975
Cost of sales	(13,274)	(11,730)

Gross profit	3,002	2,245

Selling expenses	(347)	(274)
Salaries and related costs	(1,078)	(991)
Research and development expenses	(279)	(228)
Administration and general expenses	(1,165)	(942)

Income / (loss) from operations	133	(190)
Interest income	3	2
Interest expenses	(33)	(18)
Foreign exchange loss	(22)	(9)
Other income	45	33
Net income / (loss)	126	(182)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	(100)	135
Comprehensive income / (loss)	26	(47)

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted	0.02	(0.03)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers, Original Brand Manufacturers and Original Design Manufacturers.

During the six-month period ended September 30, 2012, our net sales increased approximately $2.3 million, or 16.5% as compared to the six-month period ended September 30, 2011. The primary reason for the increase in net sales was the increased demand for our products during the period. As a result, during the six-month period ended September 30, 2012, we recognized net income of approximately $126,000 as compared to a net loss of approximately $182,000 during the six-month period ended September 30, 2011.

On January 2, 2012, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2012. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2012 Compared to the Six-Month Period Ended September 30, 2011

Net Sales. During the six-month period ended September 30, 2012, our sales increased 16.5% or approximately $2,301,000 from approximately $13,975,000 for the six-month period ended September 30, 2011 to approximately $16,276,000. The increased sales were primarily the result of an increase in demand for our new products launched in calender year 2012.

Cost of Sales. During the six-month period ended September 30, 2012, cost of sales increased to approximately $13,274,000 from approximately $11,730,000 during the six-month period ended September 30, 2011, an increase of approximately $1,544,000 or 13.2%. As a percentage of sales, the cost of sales decreased from 83.9% to 81.6% . Cost of sales increased primarily because we experienced increased labor costs and increased raw materials costs.

Gross Margin. As a result, gross margin as a percentage of revenue increased to 18.4% during the six-month period ended September 30, 2012 as compared to 16.1% during the same period in the prior year.

Selling Expenses. Selling expenses increased by 26.6% or approximately $73,000 from approximately $274,000 for the six-month period ended September 30, 2011 to approximately $347,000 for the six-month period ended September 30, 2012. The increase was primarily the result of increased shipping cost due to increased goods sold during the six-month period ended September 30, 2012, compared to the same period in the prior year. As a percentage of sales, selling expenses increased from 2.0% to 2.1%.

Salaries And Related Costs. Salaries and related costs increased by 8.8% or approximately $87,000 from approximately $991,000 for the six-month period ended September 30, 2011 to approximately $1,078,000 for the six-month period ended September 30, 2012. This increase was a result of the increase in experienced staff to cope with the increase in demand of our products.

Research And Development Expenses. Research and development expenses increased by 22.4% or approximately $51,000 from approximately $228,000 for the six-month period ended September 30, 2011 to approximately $279,000 for the six-month period ended September 30, 2012. The increase was primarily due to the increase in research and development staff and resources required for the development of our new products. As a percentage of sales, research and development expenses increased from 1.6% to 1.7%.

Administration And General Expenses. Administration and general expenses increased by 23.7% or approximately $223,000 from approximately $942,000 for the six-month period ended September 30, 2011 to approximately $1,165,000 for the six-month period ended September 30, 2012. As a percentage of sales, administration and general expenses increased from 6.7% to 7.2%. The increase in administration and general expenses was primarily the result of the setup and maintenance of the new manufacturing facility in Xinxing, Guangdong, PRC.

Income / (Loss) From Operations. As a result of the above changes, income from operations was approximately $133,000 for the six-month period ended September 30, 2012, compared to a loss from operations of approximately $190,000 for the six-month period ended September 30, 2011, an increase of approximately $323,000.

Interest Income. Interest income increased by 50.0% from approximately $2,000 for the six-month period ended September 30, 2011 to approximately $3,000 for the six-month period ended September 30, 2012. This increase was primarily the result of more deposits placed in accounts with higher interest rate for the six-month period ended September 30, 2012.

Interest Expenses. Interest expenses increased 83.3%, or approximately $15,000 from approximately $18,000 for the six-month period ended September 30, 2011 to approximately $33,000 for the six-month period ended September 30, 2012. The increase of interest expenses was the result of the increased utilization of the Company’s banking facilities.

Foreign Exchange Loss. Foreign exchange loss increased 144.4% or approximately $13,000 from a loss of approximately $9,000 for the six-month period ended September 30, 2011 to a loss of approximately $22,000 for the six-month period ended September 30, 2012. The increased loss was primarily attributable to the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2012.

Other Income. Other income increased 36.4% or approximately $12,000 from approximately $33,000 for the six-month period ended September 30, 2011 to approximately $45,000 for the six-month period ended September 30, 2012. The increase was primarily the result of the increase in rental income generated from our investment properties during the six-month period ended September 30, 2012.

Net Income / (Loss). As a result of the above changes, net income increased from a net loss of approximately $182,000 for the six-month period ended September 30, 2011 to a net gain of approximately $126,000 for the six-month period ended September 30, 2012, an increase in net income of approximately $308,000.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax decreased from a gain of approximately $135,000 for the six-month period ended September 30, 2011 to a loss of approximately $100,000 for the six-month period ended September 30, 2012, a decrease of approximately $235,000.  The loss was primarily attributable to the appreciation of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2012.

Comprehensive Income / (Loss).  As a result of the factors described above, comprehensive income / (loss) increased from a loss of approximately $47,000 for the six-month period ended September 30, 2011, to income of approximately $26,000 for the six-month period ended September 30, 2012, an increase of approximately $73,000.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

As of September 30, 2012 we had approximately $2,004,000 in cash and cash equivalents as compared to approximately $3,014,000 as of March 31, 2012. Working capital at September 30, 2012 was approximately $1,565,000 compared to approximately $2,914,000 at March 31, 2012.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six-month periods ended September 30, 2009 and 2010, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325. This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

99.1 Press Release disclosing Results of Operations dated January 2, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 3, 2013	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Half Year Results

HONG KONG, January 2, 2013 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today reported its financial results for the six-month period ended September 30, 2012.

Bonso reported a net income for the six-month period ended September 30, 2012 of $0.13 million or $0.02 basic and diluted earnings per share, as compared to a net loss of $0.18 million or $0.03 basic and diluted loss per share posted during the six-month period ended September 30, 2011. Net sales for the six-month period ended September 30, 2012 increased 16.5% to $16.3 million from $14.0 million for the six-month period ended September 30, 2011.

Mr. Anthony So, President and CEO stated: “Along with the $2.3 million increase in revenue, we are very pleased with the improvement in our gross profit margin from 16.1% for the six month period ended September 30, 2011 to 18.4% for the comparable period in 2012. We accomplished the improvement in our gross profit even though raw material costs and labor costs were higher. We expect the demand for our products will continue to increase in calendar year 2013.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2012	2012
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	2,004	3,014
Trade receivables, net	2,494	2,081
Inventories	4,350	4,105
Income tax recoverable	2,043	1,903
Other receivables, deposits and prepayments	1,081	1,104

Total current assets	11,972	12,207

Brand name and other intangible assets, net	4,670	3,990
Property, plant and equipment, net	7,666	6,971

Total assets	24,308	23,168

Liabilities and stockholders’ equity

Current liabilities
Notes payable	2,883	1,870
Accounts payable	5,572	5,032
Accrued charges and deposits	1,926	2,347
Income tax liabilities	26	44

Total current liabilities	10,407	9,293

Income tax liabilities	2,597	2,595
Deferred income tax liabilities	—	2

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sept 30, 2012 and Mar 31, 2012 - 5,577,639, outstanding shares:Sept 30, 2012 and Mar 31, 2012 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost:Sept 30, 2012 and Mar 31, 2012 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(11,708)	(11,834)
Accumulated other comprehensive income	2,692	2,792

	11,304	11,278

Total liabilities and stockholders’ equity	24,308	23,168

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30, 2012	Six months ended September 30, 2011
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	16,276	13,975
Cost of sales	(13,274)	(11,730)

Gross profit	3,002	2,245

Selling expenses	(347)	(274)
Salaries and related costs	(1,078)	(991)
Research and development expenses	(279)	(228)
Administration and general expenses	(1,165)	(942)

Income / (loss) from operations	133	(190)
Interest income	3	2
Interest expenses	(33)	(18)
Foreign exchange loss	(22)	(9)
Other income	45	33

Net income / (loss)	126	(182)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	(100)	135

Comprehensive income / (loss)	26	(47)

Earnings / (loss) per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted	0.02	(0.03)

The diluted net loss per share was the same as the basic net loss per share for the six-month periods ended September 30, 2012 and September 30, 2011 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics